VELAN CAPITAL, L.P.
1055b Powers Place
Alpharetta, GA 30009

October 8, 2019

Dear Fellow Progenics Stockholder:

Velan Capital, L.P., together with the other participants (collectively, "Velan" or "we") in its call for change at Progenics Pharmaceuticals, Inc. ("Progenics" or the "Company") (NASDAQ: PGNX), collectively beneficially own approximately 11.7% of the Company's outstanding shares, making us one of Progenics' largest stockholders. Notably, this represents even more "skin in the game" than the already substantial ownership stake we reported at the time of the Company's 2019 Annual Meeting of Stockholders (the "2019 Annual Meeting"), further strengthening our alignment with all Progenics stockholders. In contrast, the ownership level of the Company's current directors remains de minimis.

We believe there is significant value to be realized at Progenics. However, we continue to have deep concerns regarding the direction of the Company under the oversight of the current Board of Directors (the "Board").

Stockholders spoke loudly and clearly at the Company's 2019 Annual Meeting, signaling their dissatisfaction with the status quo by supporting our call for change and voting overwhelmingly against the re-election of Peter J. Crowley, Chairman of the Board, and Michael D. Kishbauch, then Chairman of the Nominating and Corporate Governance Committee. Stockholders also expressed dissatisfaction with the performance of CEO Mark Baker; **approximately 36% of the votes cast were against his re-election, despite the fact that we did not even solicit votes against Mr. Baker.**

Unfortunately, the Company has chosen to ignore this definitive message from stockholders and instead has pursued a misguided attempt to seek out the nearest exit, regardless of value. Specifically, the Board, in the midst of our campaign to reconstitute the Board, announced an all-stock merger with Lantheus Medical Imaging, Inc. ("Lantheus") that we believe significantly undervalues the Company and reflects a desperate attempt to avoid accountability at all costs. On October 2, 2019, the day the transaction was announced, Lantheus' offer and closing stock price implied a Progenics stock price of $4.76 per share, representing a significant discount to Progenics' follow-on financing last year at $8.25 per share and the 52-week high price of $6.17 per share. These are staggering discounts for a company with the pipeline value inherent in Progenics.

This is why time is of the essence and stockholders must take decisive action now to set Progenics on the path to value creation rather than value destruction. Given this Board's troubling track record, this latest maneuver, while deeply concerning, is not surprising and only solidifies our belief that wholesale Board and leadership change at Progenics is urgently required. We are therefore seeking to reconstitute a majority of the Board by removing long-tenured Progenics directors, Mark Baker, Dr. David A. Scheinberg and Nicole S. Williams, and electing our five highly-qualified nominees, Dr. Gérard Ber, Dr. Eric J. Ende, Ann MacDougall, Heinz Mäusli and David W. Mims (the "Nominees").

Now it is time for the Board to let stockholders decide on the Company's future. **These new, fully-independent Nominees bring fresh perspectives, successful track records as both executives and board members and relevant skill sets and experience that specifically address pitfalls within the current Board.** Indeed, Progenics has acknowledged that it needs commercial and supply chain expertise, including most recently on its conference call announcing the Lantheus transaction. Velan agrees, which is precisely why its slate of Nominees brings this specific expertise as well as other necessary and complementary skill sets.

We believe that a reconstituted Board that includes our Nominees can unlock the value that has long been trapped at Progenics – and that will continue to remain trapped under the troubling status quo. These Nominees were selected following a rigorous interview process drawing from a pool of numerous candidates. In contrast, it is unclear whether the Company has been truly dedicated to its touted search for new Board members. To the best of our knowledge, not a single one of the dozens of candidates we spoke with has been contacted by the Company or its executive search firm. Indeed, the Board appears to have been focused on selling Progenics at any cost rather than addressing stockholder concerns by finding replacements for Messrs. Crowley and Kishbauch. Conversely, we remained focused on identifying Nominees to help drive (and not squander) value. Our Nominees bring experience and skillsets that we believe are lacking from the existing Board, including pharmaceutical and radiopharmaceutical commercialization and supply chain expertise, investor relations and stockholder communication, sophisticated financial analysis and judgment, and appropriate governance and compensation oversight. **Importantly, our Nominees provide the leadership and experience that the Company purports the Lantheus deal offers but without the substantial value transfer to Lantheus implied by the proposed transaction.**

We hope it is clear to you that the extraordinary action of launching this Consent Solicitation was not our preference, but is necessary at this critical stage to ensure that the collective best interests of all stockholders are properly represented. In our view, there is an urgent need for wholesale Board and leadership changes at Progenics before the Company's failures become irreparable.

Make no mistake – the only person seeking to "control" the Company and its future appears to be CEO Mark Baker, who, in our view, is an unqualified executive with low stock ownership that has presided over an extended period of underperformance while extracting outsized pay and benefits over the course of his more than a decade reign at the Company. We believe Mr. Baker is now pursuing a buyout to avoid potentially being replaced by a more capable leadership team. Unfortunately, the Board's approval of this behavior is not wholly surprising, as we've seen this Board time and again make decisions that are not in the best interests of Progenics stockholders, including by failing to hold CEO Mark Baker accountable for his persistent and continued failures.

Mark Baker and his fellow Progenics directors, particularly long-tenured directors Dr. Scheinberg and Ms. Williams, have performed, and continue to perform, poorly yet have demonstrated an unwillingness to hold themselves accountable to Progenics stockholders, even when the preponderance of evidence – including the nearly two-thirds of stockholders who voted for change at the 2019 Annual Meeting – glaringly suggests that the status quo is clearly untenable. Unfortunately, the Board continues to ignore the real issues that persist under the leadership of CEO Mark Baker and rather than focusing on opportunities to drive stockholder value within the Company, including through an assessment of management, the Board has once again chosen to focus solely on Velan. This is yet another unconvincing distraction tactic by the Board and its focus is completely misplaced given that Velan's highly-qualified nominees are all completely independent.

Ask yourself: why is the Company and the Board more focused on disparaging one of its largest stockholders than on explaining how they plan to cure the prolonged period of pain experienced by stockholders? Given the latest announcement to sell the Company, it seems clear that the Board doesn't have such a plan and would rather avoid accountability at all costs.

Indeed, prior to the announcement, the Company disingenuously claimed that it "remains committed to considering all avenues to deliver enhanced shareholder value and always welcomes constructive input from all stockholders, including Velan." Yet the Board has never engaged with us in a thoughtful manner regarding the real issues at Progenics – namely the continued underperformance of CEO Mark Baker, and specifically excluded Velan from its highly-touted "shareholder outreach program to gather insights from shareholders regarding shareholder value creation." In addition, how does a transaction with Lantheus that undervalues Progenics "deliver enhanced shareholder value"? **Moreover, the Board has apparently ignored the collective feedback from multiple other large stockholders, who we understand insisted that the Board be reconstituted and that Mark Baker be removed as CEO.**

Under the leadership of Mark Baker and the oversight (or lack thereof) of the current Board, Progenics has seen dismal stock price performance, commercial missteps, a lack of understanding and foresight of supply chain needs, questionable clinical decision-making, a lack of relevant management experience, limited public transparency, inefficient capital allocation and expense management, lack of stockholder alignment and preference for unnecessary and costly dilution, and poor corporate governance, which we believe has resulted (and will continue to result) in significant value destruction for stockholders.

One of the most important governance responsibilities of the Board is to ensure that the right executive leadership is in place. Unfortunately, the Board does not appear to have fulfilled this basic responsibility. **We believe that an objective, properly functioning Board would come to the determination that CEO Mark Baker has failed essentially all stakeholders and that new leadership is required** – consistent with what we understand to be the views of numerous stockholders.

Indeed, one of the leading proxy advisory firms, Institutional Shareholder Services Inc., expressed similar concerns in its June 28, 2019 report issued in connection with the 2019 Annual Meeting: *"Most importantly, the board has failed to hold the management accountable for multiple strategic and operational missteps…in a best case scenario, the board waited too long to add executives with the required expertise."* In fact, since Mark Baker joined the Company in 2005, became a member of the Board in 2009, and became CEO in 2011, Progenics stock has declined 76%, 10%, and 19%, respectively, through October 1, 2019, the day before the Lantheus transaction announcement.

We believe the Board's actions after the 2019 Annual Meeting, including its lack of cooperation or constructive engagement with us, issuance of stock to departing directors, oversight of continual underperformance, inability to set and disclose metrics to properly judge management's performance, and most recently, its decision to sell to Lantheus at a substantial discount to Progenics' true value, all point to a glaring and unmistakable conclusion – **this Board does not have a pulse on the business, its management team or the overwhelming level of stockholder discontent.**

Notwithstanding the upcoming resignations of Messrs. Crowley and Kishbauch from the Board, which the Board chose to stall until October 2019 despite the clear stockholder mandate three months earlier, we simply cannot trust that this Board will do the right thing given its troubling track record. Indeed, our concerns were solidified by the Board's decision to sell the Company in an all-stock deal in the midst of our consent solicitation.

These actions make it clear to us that a change in a majority of the Board is necessary to ensure that the best interests of all stockholders are being represented in the boardroom. Although our proposed solution, if successful, would result in a change in a majority of the Board, it is important to point out the following:

i)   Our proposal keeps half of the incumbent non-executive directors[1] for continuity's sake, including directors who chair the Nominating and Corporate Governance Committee and Compensation Committee, and together serve as sole members of the Nominating and Corporate Governance Committee;

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[1] Excluding Messrs. Crowley and Kishbauch, whose tendered resignations become effective October 17, 2019.

ii)   Our Nominees are truly independent and not affiliated with (or paid by) Velan;

iii)   Several of our Nominees are highly qualified and are able to support and guide the Company during a CEO transition, including by serving as interim CEO, although we believe that following the reconstitution of the Board, it would be most appropriate for the new Board to conduct a full CEO search process in which it would consider both internal and external candidates; and

iv)   Following the Consent Solicitation, if successful, our Nominees intend to consider any candidates who may have been identified or appointed by the Nominating and Corporate Governance Committee to fill the vacancies left by the resignations of Messrs. Crowley and Kishbauch as potential additions to the reconstituted Board.

Further, this slate of independent director Nominees is committed to executing on a comprehensive strategic plan for Progenics that will seek to put operations on par with well-performing competitors and create substantial value for stockholders. **We are working diligently on this comprehensive plan with our Nominees and we plan to release it next week.** This plan will address the key issues at Progenics and identify focus areas and actions items that our Nominees intend to pursue, if elected to the Board, in consultation with the full Board. A key element of this comprehensive plan will be for the reconstituted Board to immediately commence a search process to identify a top-tier CEO to lead Progenics going forward. We have already been in touch with several reputable executive search firms who would be prepared to assist – though ultimately this determination would be made by the new Board. To further exemplify our commitment to improving Progenics, Velan has independently engaged a pharmaceutical- and biotechnology-only search firm to identify candidates and minimize the transition period should the reconstituted Board decide to engage this search firm.

If you endorsed our campaign for change at the 2019 Annual Meeting, we thank you for facilitating that important first step towards achieving the kind of wholesale change that we believe is necessary to save Progenics. **Your written consent in support of our proposals is even more important in this solicitation.**

THIS IS A RARE MOMENT OF OPPORTUNITY – CONSENT NOW TO PROTECT YOUR INVESTMENT AND THE FUTURE OF THE COMPANY

Given the gravity of the situation, modest or superficial change will not suffice. Sufficient change should include true accountability (the removal of existing directors), addition of requisite skills and qualifications (pharmaceutical commercialization and development experience, financial sophistication and successful track records), and proper alignment of interests (through the evaluation and implementation of proper compensation and governance practices).

We genuinely appreciate and value the opinions and voices of all stockholders. We ask you to join in our efforts to save Progenics by consenting to our proposals to reconstitute the Board on the GREEN consent card TODAY.

THE BOARD REMAINS DETACHED FROM THE REAL ISSUES PLAGUING PROGENICS – WE NEED TO SEND A STRONGER (AND LEGALLY BINDING) MESSAGE THAT WHOLESALE CHANGE IS URGENTLY REQUIRED!

SHOULD YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE WITH VOTING, PLEASE CONTACT OKAPI PARTNERS LLC AT (888) 785-6673 OR (212) 297-0720 OR BY EMAIL AT INFO@OKAPIPARTNERS.COM

ACT NOW TO SAVE PROGENICS. PLEASE SIGN, DATE, AND MAIL THE <u>GREEN</u> CONSENT CARD <u>TODAY</u>!

Thank you for your support,

/s/ Bala Venkataraman

Bala Venkataraman
Velan Capital, L.P.